James Pallotta

James Joseph Pallotta (born March 13, 1958) is an American billionaire businessman.[6] In 2009, he founded Raptor Group, a private investment company.[7] Prior to forming Raptor, Pallotta was vice chairman at Tudor Investment Corporation. He is co-owner and chairman of the Italian football club A.S. Roma; co-owner and executive board member of the National Basketball Association's Boston Celtics,[8] and co-owner of esports franchise Fnatic.[9]

Early life [edit]

Pallotta was born in 1958 in Boston to a mother from Canosa di Puglia, Apulia and a father from Calabria, Italy. Along with sisters Carla and Christine Pallotta, he was raised in Boston's Italian north end neighborhood. His sisters own and operate NEBO Cucina & Enoteca in Boston's financial district.[10] Pallotta earned an BA at University of Massachusetts Amherst and an MBA at Northeastern University.[citation needed]

Professional background [edit]

Raptor Group [edit]

Pallotta founded Raptor Group, a private investment company with offices in Boston, New York City, Miami, London, and Abu Dhabi. Raptor focuses on various industries including sports, consumer, technology, media, entertainment, and financial services.[citation needed]

A.S. Roma [edit]

Pallotta, along with three other American investors (Thomas R. DiBenedetto, Michael Ruane and Richard D'Amore) acquired Serie A football club A.S. Roma in 2011.[11]

In August 2012, Pallotta became the chairman of club, succeeding Thomas R. DiBenedetto, and becoming the 23rd in the club's history.[12]

In December 2019, Pallotta was in final negotiations to sell the team for $872 million, to US businessman Dan Friedkin. [13]

Tudor Investment Corporation [edit]

Prior to Raptor Group, Pallotta was a vice chairman and partner at Tudor Investment Corporation.

Initiatives [edit]

Pallotta is a member of the board of trustees for the Santa Fe Institute[14] and the Board of Trustees for Northeastern University[15]. Pallotta serves on the Board of Directors for New Profit Inc.[16] as well as the Board of Advisors for Tulco, LLC.[17] He is also a member of the Advisory Council for the MIT Media Lab[18] and the External Advisory Committee for the Center for Brains, Minds and Machines (CBMM) at MIT.[19]